ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
November 14, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated October 24, 2008 and entitled "Revisions to Forecasts of Financial Results for the Fiscal Year Ending March 31, 2009";
2. Summary of Quarterly Business Report for the Second Quarter ended September 30, 2008, dated October 24, 2008;
3. 2nd Quarter FY March 2009 Financial Results dated October 24, 2008; and
4. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

NEWS RELEASE

Revisions to Forecasts of Financial Results for the Fiscal Year Ending March 31, 2009

October 24, 2008
Nomura Research Institute, Ltd.

Nomura Research Institute, Ltd., (NRI) has announced revisions to its financial results forecasts for the fiscal year ending March 31, 2009 (April 1, 2008 to March 31, 2009), which were originally released on April 24, 2008.

(1) Reasons for revisions

Although NRI was able to meet its previous forecasts (released April 24, 2008) for sales, operating profit and ordinary profit in the second quarter on a cumulative basis (April 1, 2008 to September 30, 2008), originally released full-year results forecasts have garnered a second look. This comes as a result of the turmoil in global financial markets incited by the US subprime loan problem that has increased the risk of an underperforming economy going forward and illuminated a continued lack of improvement in the securities industries' motivation to invest in information systems.

While the Group endeavored to increase sales by shifting human resources to projects for the Insurance Sector and the Other Sector, the drop in projects in the Securities Sector was steeper than expected. As a result, NRI has revised its full-year earnings estimates as shown below.

NRI will strive to attract new clients, develop new business and cut costs to reinforce its earnings.

(2) Revised forecasts of consolidated financial results for the fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009)

(Unit: million yen)

	Sales	Operating profit	Ordinary profit	Net income	Net income per share	
Previous forecasts (A)	360,000	53,000	55,500	32,500	JPY	163.27
Current forecasts (B)	350,000	48,000	50,000	28,500	JPY	145.40
Decrease (B-A)	-10,000	-5,000	-5,500	-4,000	JPY	-17.87
Change (%)	-2.8	-9.4	-9.9	-12.3		-10.9
Reference: Results for the fiscal year ended March 31, 2008	342,289	52,664	55,517	28,157	JPY	138.52

(3) Revised forecasts of non-consolidated financial results for the fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009)

(Unit: million yen)

	Sales	Operating profit	Ordinary profit	Net income	Net income per share	
Previous forecasts (A)	343,000	48,500	50,500	30,000	JPY	150.71
Current forecasts (B)	333,000	43,500	45,000	26,000	JPY	132.65
Decrease (B-A)	-10,000	-5,000	-5,500	-4,000	JPY	-18.07
Change (%)	-2.9	-10.3	-10.9	-13.3		-12.0
Reference: Results for the fiscal year ended March 31, 2008	327,933	48,161	50,346	25,202	JPY	123.98

Note:Sales and profit figures forecast in this release are based on information available to management at the present time. As such, this forecast contains risk and uncertainty. Readers should be aware that actual sales and profits may differ from this forecast.

[For inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Tel: +81-3-6660-8390
E-mail: ir@nri.co.jp

To List of Press Releases

[Summary Translation]

Summary of Quarterly Business Report for the Second Quarter ended September 30, 2008

October 24, 2008

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)
Rep.: Akihisa Fujinuma
Chairman and President, CEO & COO
Attn.: Hiroyuki Fujiwara
Treasurer
Tel.: (045) 333-8100

Stock Exchanges:
Tokyo Stock Exchange (First Section)

Filing of Quarterly Report:
October 31, 2008 (Scheduled)

Dividend Payment Date:
November 28, 2008 (Scheduled)

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2008 through September 30, 2008)

(1) Consolidated Results of Operations (cumulative)

(Percentage figures are compared to the same period of the prior year)

	Sales	Operating Profit	Current Profit	Net Profit
Six months ended September 30, 2008	¥165,285 million (– %)	¥23,718 million (– %)	¥25,073 million (– %)	¥14,232 million (– %)
Six months ended September 30, 2007	¥165,145 million (12.8%)	¥27,414 million (31.5%)	¥29,342 million (30.4%)	¥18,337 million (36.0%)

	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2008	¥72.61	¥72.56
Six months ended September 30, 2007	¥90.05	¥89.89

* *Year-to-year comparisons for the quarter ended September 30, 2008 are not provided as the "Accounting Standard for Quarterly Financial Statements", etc. has been applied from the current fiscal year.*

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of September 30, 2008	¥355,790 million	¥207,270 million	58.1%	¥1,062.12
As of March 31, 2008	¥362,447 million	¥207,363 million	57.0%	¥1,038.68

(Reference)
Shareholders' equity:
As of September 30, 2008: 206,587 million yen
As of March 31, 2008: 206,755 million yen

2. Dividends

	Dividends per Share				
(Record Date)	End of 1st Quarter	End of 2nd Quarter	End of 3rd Quarter	Fiscal Year-End	Annual
Year ended March 31, 2008	—	¥24.00	—	¥26.00	¥50.00
Year ended March 31, 2009	—	¥26.00	—	—	—
(Forecast) Year ended March 31, 2009	—	—	—	¥26.00	¥52.00

(Note)
Revisions to forecast of dividends during this quarter: None.

3. Forecast of Consolidated Business Results (April 1, 2008 through March 31, 2009)

(Percentage figures are compared to the prior year)

	Sales	Operating Profit	Current Profit	Net Profit	Net Profit per Share
Annual	¥350,000 million (2.3%)	¥48,000 million (-8.9%)	¥50,000 million (-9.9%)	¥28,500 million (1.2%)	¥145.40

(Note)
Revisions to forecast of consolidated business results during this quarter: None.

4. Others

(1) Changes in significant subsidiaries during the period (Changes in specified subsidiaries resulting in change in scope of consolidation)

None.

(2) Adoption of simplified accounting method and accounting method specific to preparation of quarterly consolidated financial statements

Applicable.

(3) Changes in accounting principles, procedures and presentation regarding preparation of quarterly consolidated financial statements (Changes presented as changes in important items that are used as basic materials for preparation of quarterly consolidated financial statements)

(i) Changes due to revision of accounting standard, etc.: Applicable.

(ii) Changes other than (i): Applicable.

(4) Number of outstanding shares (Common stock)

(i) Total number of outstanding shares (including treasury stock) as of the end of each period:
As of September 30, 2008: 225,000,000 shares
As of March 31, 2008: 225,000,000 shares

(ii) Total number of treasury stock as of the end of each period:
As of September 30, 2008: 30,496,437 shares
As of March 31, 2008: 25,944,292 shares

(iii) Average number of outstanding shares for each period (consolidated cumulative period):
Six months ended September 30, 2008: 196,010,279 shares
Six months ended September 30, 2007: 203,639,610 shares

* *Notice for the proper use of the Forecast of Business Results, and other special notations*

1. The forecast of business results has been revised. The forecast of business results is calculated based on the information which is currently available to the Company. Therefore, the actual figures of sales and profit may differ due to

subsequent various factors such as uncertain factors inherent in the forecast and future changes in the business operation environment. Dividends per share are based on the current business environment and forecast of business results. Please also refer to "Revisions to Forecasts of Financial Results for the Fiscal Year Ending March 31, 2009" released today.

2. "Accounting Standard for Quarterly Financial Statements"(Accounting Standards Board of Japan ("ASBJ") Statement No. 12) and "Guidance on Accounting Standard for Quarterly Financial Statements"(ASBJ Guidance No. 14) have been applied from the current fiscal year. Quarterly consolidated financial statements are prepared in accordance with the "Regulations for Quarterly Consolidated Financial Statements".

File No.82-34673


NRI


RECEIVED
2008 NOV 18

2nd Quarter FY March 2009
Financial Results



Nomura Research Institute, Ltd.

October 24, 2008

I. 2nd Quarter FY March 2009 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	[illegible] FY Mar 2008 (Apr 2007-Sep 2007)	[illegible] FY Mar 2009 (Apr 2008-Sep 2008) (A)	YoY		[illegible] FY Mar 2009 (Forecast as of [illegible] 2008) (B)	A-B		FY Mar 2008 (Apr 2007-Mar 2008)
	Amount	Amount	Diff	Change %	Amount	Diff	Change %	Amount
Sales	165,145	165,285	139	0.1	165,000	285	0.2	342,289
Cost of Sales	113,565	116,301	2,736	2.4				238,537
Gross Profit	51,579	48,983	(2,596)	(5.0)				103,751
(Gross Profit Margin)	31.2%	29.6%	(1.6P)					30.3%
SG&A	24,165	25,264	1,099	4.6				51,087
Operating Profit	27,414	23,718	(3,696)	(13.5)	23,000	718	3.1	52,664
(Operating Profit Margin)	16.6%	14.4%	(2.3P)					15.4%
Non-operating gain and loss	1,928	1,354	(573)	(29.7)				2,853
Other Income and Expence	1,383	(444)	(1,828)	-				(7,530)
Net Income	18,337	14,232	(4,104)	(22.4)	14,500	(267)	(1.8)	28,157
Earnings per Share	JPY 90.05	JPY 72.61	JPY (17.44)	(19.4)				JPY 138.52
Dividends per Share	JPY 24.00	JPY 26.00	JPY 2.00	8.3	JPY 26.00	-	-	JPY 50.00

*Amounts of less than JPY million were rounded down.

I. 2nd Quarter FY March 2009 Financial Results (Consolidated)

[2nd Quarter]

	[illegible] Mar.2008 ([illegible].2007-Sep.2007)	[illegible] Mar.2009 ([illegible].2008-Sep.2008)	[illegible]	
	Amount	Amount	Diff	Change %
Sales	87,659	85,789	(1,869)	(2.1)
Cost of Sales	58,728	59,784	1,055	1.8
Gross Profit	28,930	26,005	(2,925)	(10.1)
(Gross Profit Margin)	33.0%	30.3%	(2.7P)	
SG&A	12,258	12,146	(112)	(0.9)
Operating Profit	16,671	13,858	(2,812)	(16.9)
Operating Profit Margin	19.0%	16.2%	(2.9P)	
Non-operating gain and loss	363	298	(65)	(17.9)
Other Income and Expence	(1)	(96)	(94)	-
Net Income	10,276	8,181	(2,094)	(20.4)
Earnings per Share	JPY 50.45	JPY 42.07	JPY (8.38)	(16.6)

[1st Quarter]

	[illegible] Mar.2008 (Apr.2007-Jun.2007)	[illegible] Mar.2009 (Apr.2008-Jun.2008)	[illegible]	
	Amount	Amount	Diff	Change %
Sales	77,486	79,495	2,009	2.6
Cost of Sales	54,837	56,517	1,680	3.1
Gross Profit	22,649	22,977	328	1.5
(Gross Profit Margin)	29.2%	28.9%	(0.3P)	
SG&A	11,906	13,118	1,212	10.2
Operating Profit	10,742	9,859	(883)	(8.2)
Operating Profit Margin	13.9%	12.4%	(1.5P)	
Net Income	8,061	6,051	(2,009)	(24.9)

*Amounts of less than JPY million were rounded down.

(2) Sales by sector

(Unit: JPY million)

	1H FY Mar 2008 (Apr 2007 - Sep 2007)		1H FY Mar 2009 (Apr 2008 - Sep 2008)		YoY		FY Mar 2008 (Apr 2007 - Mar 2008)	
	Amount	Share %	Amount	Share %	diff.	Change %	Amount	Share %
Securities sector	74,007	44.8	66,897	40.5	(7,110)	(9.6)	152,152	44.5
Insurance sector	12,345	7.5	21,212	12.8	8,867	71.8	30,851	9.0
Banking sector	11,729	7.1	12,125	7.3	395	3.4	25,471	7.4
Other financial sector	12,858	7.8	14,617	8.8	1,758	13.7	27,496	8.0
Financial sector	110,941	67.2	114,853	69.5	3,911	3.5	235,972	68.9
Distribution sector	22,648	13.7	21,630	13.1	(1,017)	(4.5)	44,569	13.0
Other sector	31,555	19.1	28,801	17.4	(2,753)	(8.7)	61.746	18.0
Total	165,145	100.0	165,285	100.0	139	0.1	342,289	100.0
*Sales by major counterparties within the foregoing amounts								
Nomura Holdings	49,092	29.7	49,034	29.7	(57)	(0.1)	104,808	30.6
SEVEN & i HOLDINGS	18,223	11.0	18,914	11.4	691	3.8	37,611	11.0

*Figures, in principle, include sales to subsidiaries. Sales via leasing and other companies include sales to customers ultimately receiving services and other products.
*Since Japan Post was privatized and split up in October 2007, data for the resulting companies is calculated based on the industry to which each belongs.
*Amounts of less than JPY million were rounded down.

I. 2nd Quarter FY March 2009 Financial Results (Consolidated)

[2nd Quarter]

	2Q FY Mar. 2008 (Jul. 2007-Sep. 2007)		2Q FY Mar. 2009 (Jul. 2008-Sep. 2008)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Securities sector	39,895	45.5	34,122	39.8	(5,772)	(14.5)
Insurance sector	6,399	7.3	12,082	14.1	5,683	88.8
Banking sector	5,617	6.4	6,086	7.1	469	8.4
Other financial sector	6,858	7.8	7,266	8.5	408	6.0
Financial sector	58,770	67.0	59,557	69.4	787	1.3
Distribution sector	11,463	13.1	10,786	12.6	(676)	(5.9)
Other sector	17,425	19.9	15,444	18.0	(1,980)	(11.4)
Total	87,659	100.0	85,789	100.0	(1,869)	(2.1)
*Sales by major counterparties within the foregoing amounts						
Nomura Holdings	25,206	28.8	25,488	29.7	282	1.1
SEVEN & i HOLDINGS	9,217	10.5	9,413	11.0	195	2.1

[1st Quarter]

	1Q FY Mar. 2008 (Apr. 2007-Jun. 2007)		1Q FY Mar. 2009 (Apr. 2008-Jun. 2008)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Securities sector	34,112	44.0	32,774	41.2	(1,337)	(3.9)
Insurance sector	5,945	7.7	9,129	11.5	3,183	53.5
Banking sector	6,112	7.9	6,039	7.6	(73)	(1.2)
Other financial sector	6,000	7.7	7,351	9.2	1,350	22.5
Financial sector	52,171	67.3	55,295	69.6	3,124	6.0
Distribution sector	11,185	14.4	10,843	13.6	(341)	(3.1)
Other sector	14,129	18.2	13,356	16.8	(773)	(5.5)
Total	77,486	100.0	79,495	100.0	2,009	2.6
*Sales by major counterparties within the foregoing amounts						
Nomura Holdings	23,885	30.8	23,545	29.6	(340)	(1.4)
SEVEN & i HOLDINGS	9,005	11.6	9,500	12.0	495	5.5

*Amounts of less than JPY million were rounded down.

(3) Sales and Operating Profit by segment

Consulting Services

(Unit: JPY million)

	1H FY Mar 2008 (Apr.2007-Sep.2007)		1H FY Mar 2009 (Apr.2008-Sep.2008)		YoY		FY Mar 2008 (Apr.2007 - Mar.2007)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Sales	13,778	8.3	16,706	10.1	2,927	21.2	30,333	8.9
Operating Profit	1,426		2,497		1,071	75.2	4,139	
Operating Profit Margin	10.3%		15.0%		4.6P		13.6%	

[2nd Quarter]

	2Q FY Mar 2008 (Jul.2007-Sep.2007)		2Q FY Mar 2009 (Jul.2008-Sep.2008)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	7,389	8.4	9,325	10.9	1,936	26.2
Operating Profit	1,229		1,987		758	61.7
Operating Profit Margin	16.6%		21.3%		4.7P	

[1st Quarter]

	1Q FY Mar 2008 (Apr.2007-Jun.2007)		1Q FY Mar 2009 (Apr.2008-Jun.2008)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	6,389	8.2	7,380	9.3	991	15.5
Operating Profit	196		509		313	159.1
Operating Profit Margin	3.1%		6.9%		3.8P	

*Amounts of less than JPY million were rounded down.

I. 2nd Quarter FY March 2009 Financial Results (Consolidated)

IT Solution Services

(Unit: JPY million)

	1H FY Mar 2008 (Apr 2007-Sep 2007)		1H FY Mar 2009 (Apr 2008-Sep 2008)		YoY		FY Mar 2008 (Apr 2007-Mar 2008)	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Share (%)
System Development & System Application Sales	74,038	44.8	68,810	41.6	(5,227)	(7.1)	150,177	43.9
System Management & Operations	69,059	41.8	74,089	44.8	5,030	7.3	140,865	41.2
Product Sales	8,268	5.0	5,678	3.4	(2,590)	(31.3)	20,913	6.1
Sales	151,366	91.7	148,578	89.9	(2,787)	(1.8)	311,955	91.1
Operating Profit	25,988		21,220		(4,767)	(18.3)	48,525	
Operating Profit Margin	17.2%		14.3%		(2.9P)		15.6%	

*Amounts of less than JPY million were rounded down.

I. 2nd Quarter FY March 2009 Financial Results (Consolidated)

[2nd Quarter]

	2Q FY Mar.2008 Jul.2007-Sep.2007		2Q FY Mar.2009 Jul.2008-Sep.2008		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
System Development & System Application Sales	39,640	45.2	36,297	42.3	(3,343)	(8.4)
System Management & Operation Services	34,678	39.6	37,005	43.1	2,326	6.7
Product Sales	5,949	6.8	3,161	3.7	(2,788)	(46.9)
Sales	80,269	91.6	76,464	89.1	(3,805)	(4.7)
Operating Profit	15,442		11,871		(3,571)	(23.1)
Operating Profit Margin	19.2%		15.5%		(3.7P)	

[1st Quarter]

	1Q FY Mar.2008 Apr.2007-Jun.2007		1Q FY Mar.2009 Apr.2008-Jun.2008		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
System Development & System Application Sales	34,397	44.4	32,513	40.9	(1,883)	(5.5)
System Management & Operation Services	34,380	44.4	37,083	46.6	2,703	7.9
Product Sales	2,318	3.0	2,517	3.2	198	8.6
Sales	71,096	91.8	72,114	90.7	1,018	1.4
Operating Profit	10,546		9,349		(1,196)	(11.3)
Operating Profit Margin	14.8%		13.0%		(1.9P)	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	1H FY Mar 2008 (Apr 2007 - Sep 2007)	1H FY Mar 2009 (Apr 2008 - Sep 2008)	YoY	
	Amount	Amount	Diff	Change %
Consulting Services	16,820	19,493	2,673	15.9
System Development & System Application Sales	76,257	82,291	6,033	7.9
System Management & Operations	23,045	22,063	(981)	(4.3)
Product Sales	8,257	5,671	(2,586)	(31.3)
IT Solution Services	107,561	110,026	2,465	2.3
Total	124,381	129,520	5,138	4.1

[2nd Quarter]

	2Q FY Mar 2008 (Jul 2007 - Sep 2007)	2Q FY Mar 2009 (Jul 2008 - Sep 2008)	YoY	
	Amount	Amount	Diff	Change %
Consulting Services	6,385	8,035	1,649	25.8
System Development & System Application Sales	30,275	45,465	15,190	50.2
System Management & Operations	7,848	5,436	(2,411)	(30.7)
Product Sales	5,945	3,162	(2,783)	(46.8)
IT Solution Services	44,068	54,064	9,995	22.7
Total	50,454	62,099	11,645	23.1

[1st Quarter]

	1Q FY Mar 2008 (Apr 2007 - Jun 2007)	1Q FY Mar 2009 (Apr 2008 - Jun 2008)	YoY	
	Amount	Amount	Diff	Change %
Consulting Services	10,434	11,458	1,023	9.8
System Development & System Application Sales	45,982	36,826	(9,156)	(19.9)
System Management & Operations	15,197	16,627	1,429	9.4
Product Sales	2,312	2,509	197	8.5
IT Solution Services	63,492	55,962	(7,530)	(11.9)
Total	73,927	67,420	(6,506)	(8.8)

*Amounts of less than JPY million were rounded down.

Order Backlog(Outstanding)

(Unit: JPY million)

	At end of 2Q FY Mar 2008	At end of 2Q FY Mar 2009	YoY	
	Amount	Amount	Diff	Change (%)
Consulting Services	6,094	6,619	524	8.6
System Development & System Application sales	24,604	32,654	8,050	32.7
System Management & Operations	63,628	68,252	4,624	7.3
IT Solution Services	88,232	100,907	12,674	14.4
Total	94,327	107,526	13,199	14.0
Order backlog in the current FY	89,684	105,745	16,060	17.9

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	1H FY Mar. 2008 Apr. 2007-Sep. 2007		1H FY Mar. 2009 Apr. 2008-Sep. 2008		YoY		FY Mar. 2008 Apr. 2007-Mar. 2008	
	Amount	Share %	Amount	Share %	Diff.	Change %	Amount	Share %
Consulting Services	**2,064**	**27.6**	**2,516**	**28.1**	**452**	**21.9**	**4,676**	**28.9**
System Development & System Application Sales	**40,371**	**68.8**	**38,235**	**69.1**	**(2,135)**	**(5.3)**	**80,296**	**69.3**
System Management & Operations	**15,182**	**32.6**	**18,440**	**35.3**	**3,257**	**21.5**	**33,624**	**34.3**
IT Solution Services	**55,553**	**52.8**	**56,675**	**52.7**	**1,121**	**2.0**	**113,920**	**53.3**
Total	**57,618**	**51.1**	**59,191**	**50.8**	**1,573**	**2.7**	**118,596**	**51.6**
(Subcontracting Costs to China) *	**7,887**	**13.7**	**8,342**	**14.1**	**455**	**5.8**	**16,755**	**14.1**

*Subcontracting costs to China & Percentage in total subcontracting costs.

*Amounts of less than JPY million were rounded down.

I. 2nd Quarter FY March 2009 Financial Results (Consolidated)

[2nd Quarter]

	2Q FY Mar 2008 Jul.2007-Sep.2007		2Q FY Mar 2009 Jul.2008-Sep.2008		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Consulting Services	1,004	26.4	1,403	29.1	398	39.7
System Development & System Application Sales	21,087	69.3	20,354	69.7	(733)	(3.5)
System Management & Operation Services	7,546	32.7	9,013	34.9	1,466	19.4
IT Solution Services	28,633	53.5	29,367	53.3	733	2.6
Total	29,638	51.7	30,770	51.4	1,132	3.8
(Subcontracting Costs to China) *	3,996	13.5	4,192	13.6	195	4.9

[1st Quarter]

	1Q FY Mar 2008 Apr.2007-Jun.2007		1Q FY Mar 2009 Apr.2008-Jun.2008		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Consulting Services	1,059	28.7	1,113	26.9	53	5.1
System Development & System Application Sales	19,283	68.2	17,880	68.5	(1,402)	(7.3)
System Management & Operation Services	7,636	32.4	9,426	35.6	1,790	23.4
IT Solution Services	26,919	52.0	27,307	52.0	387	1.4
Total	27,979	50.4	28,420	50.1	441	1.6
(Subcontracting Costs to China) *	3,890	13.9	4,150	14.6	259	6.7

*Amounts of less than JPY million were rounded down.

(6) Cash Flow

(Unit: JPY million)

	FY Mar 2008 (Apr 2007-Sep 2007) Amount	FY Mar 2009 (Apr 2008-Sep 2008) Amount	Change %	FY Mar 2008 (Apr 2007-Mar 2008) Amount
Income before income taxes	30,726	24,628	(19.8)	47.987
Gain/Loss from non-operating activities	(1,885)	(1,412)	(25.1)	(2,731)
Extraordinary gain/loss	(1,371)	444	-	(2,037)
Depreciation and amortization	7,069	9,526	34.8	16.517
Accounts receivable and other receivable, net of advance payments received	11,532	873	(92.4)	(10,760)
Allowance	476	(180)	-	1,729
Other	(4,326)	(2,682)	(38.0)	2,740
Subtotal	**42,221**	**31,197**	**(26.1)**	**53,445**
Interest and dividends received	1,756	1,162	(33.8)	2,381
Income taxes paid	(12,802)	(11,099)	(13.3)	(24,020)
Operating Activities	**31,175**	**21,260**	**(31.8)**	**31,806**
Acquisition of property and equipment	(11,838)	(7,528)	(36.4)	(21,381)
Increase in software and other intangibles	(8,802)	(10,028)	13.9	(17,485)
Subtotal: Capital expenditure	**(20,640)**	**(17,556)**	**(14.9)**	**(38,866)**
Increase in time deposits	(8,145)	(128)	(98.4)	(7,202)
Proceeds from time deposits	7,557	500	(93.4)	6,579
Increase in investment securities	(17,952)	(24,873)	38.6	(44,339)
Proceeds from sales and redemption of investment securities	6,407	23,149	261.3	35,665
Other	61	12	(79.2)	237
Investing Activities	**(32,713)**	**(18,895)**	**(42.2)**	**(47,925)**
Free Cash Flow	**(1,537)**	**2,364**	**-**	**(16,119)**
(Free Cash Flow except Cash management purpose investment)	12,997	2,983	(77.0)	(5,617)
Repayments of finance lease obligations	-	(221)	-	-
Purchase of treasury stock	346	(11,797)	-	(14,176)
Cash dividends paid	(4,461)	(5,165)	15.8	(9,360)
Financing Activities	**(4,115)**	**(17,184)**	**317.6**	**(23,537)**
Effect of exchange rate changes on Cash and cash equivalents	**(138)**	**48**	**-**	**(672)**
Net increase in Cash and cash equivalents	**(5,791)**	**(14,771)**	**155.1**	**(40,329)**
Cash and cash equivalents at beginning of year	**115,854**	**75,524**	**(34.8)**	**115,854**
Cash and cash equivalents at end of year	**110,062**	**60,753**	**(44.8)**	**75,524**
Cash and cash equivalents + Cash Management purpose investment	**142,224**	**88,465**	**(37.8)**	**102,697**

I. 2nd Quarter FY March 2009 Financial Results (Consolidated)

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..
Cash management purpose investment (included in investing activities) are as follows.

	FY Mar 2008 (Apr 2007 - Sep 2007) Amount	FY Mar 2009 (Apr 2008 - Sep 2008) Amount	YoY Change %	FY Mar 2008 (Apr 2007 - Mar 2008) Amount
Increase in time deposits	(8,145)	(128)	(98.4)	(7,202)
Proceeds from time deposits	7,557	500	(93.4)	6,579
Increase in investment securities	(17,946)	(23,991)	33.7	(40,878)
Proceeds from sales and redemption of investment securities	4,000	23,000	475.0	31,000
(Total) Cash management purpose investment	(14,534)	(619)	(95.7)	(10,501)

*Amounts of less than JPY million were rounded down.

(7) Capital Expenditure

(Unit: JPY million)

	1H FY Mar 2008 (Apr 2007-Sep 2007)	1H FY Mar 2009 (Apr 2008-Sep 2008)	YoY		FY Mar 2008 (Apr 2007-Mar 2008)
	Amount	Amount	Diff	Change (%)	Amount
Tangible	9,900	5,336	(4,564)	(46.1)	18,872
Intangible	8,790	10,015	1,225	13.9	17,566
Total	18,690	15,351	(3,339)	(17.9)	36,438

[2nd Quarter]

	2Q FY Mar 2008 (Jul 2007-Sep 2007)	2Q FY Mar 2009 (Jul 2008-Sep 2008)	YoY	
	Amount	Amount	Diff	Change (%)
Tangible	6,999	2,101	(4,897)	(70.0)
Intangible	4,450	5,523	1,073	24.1
Total	11,449	7,625	(3,824)	(33.4)

[1st Quarter]

	1Q FY Mar 2008 (Apr 2007-Jun 2007)	1Q FY Mar 2009 (Apr 2008-Jun 2008)	YoY	
	Amount	Amount	Diff	Change (%)
Tangible	2,901	3,234	332	11.5
Intangible	4,339	4,491	152	3.5
Total	7,241	7,726	484	6.7

*Amounts of less than JPY million were rounded down.

(8) Depreciation and Amortization

(Unit: JPY million)

	2Q FY Mar.2008 (Apr.2007-Sep.2007)	2Q FY Mar.2009 (Apr.2008-Sep.2008)	YoY		FY Mar.2008 (Apr.2007-Mar.2008)
	Amount	Amount	Diff.	Change (%)	Amount
Tangible	3,969	5,599	1,629	41.1	9,449
Intangible	3,099	3,927	827	26.7	7,067
Total	7,069	9,526	2,457	34.8	16,517

[2nd Quarter]

	2Q FY Mar.2008 (Jul.2007-Sep.2007)	2Q FY Mar.2009 (Jul.2008-Sep.2008)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	2,071	2,907	836	40.4
Intangible	1,567	2,018	450	28.8
Total	3,638	4,925	1,287	35.4

[1st Quarter]

	1Q FY Mar.2008 (Apr.2007-Jun.2007)	1Q FY Mar.2009 (Apr.2008-Jun.2008)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	1,897	2,691	793	41.8
Intangible	1,532	1,909	376	24.6
Total	3,430	4,600	1,170	34.1

*Amounts of less than JPY million were rounded down.

I. 2nd Quarter FY March 2009 Financial Results (Consolidated)

(9) R&D Expenditure

(Unit: JPY million)

	[illegible] FY Mar 2008 (Apr 2007 - Sep 2007)	[illegible] FY Mar 2009 (Apr 2008 - Sep 2008)	YoY		FY Mar 2008 (Apr 2007 - Mar 2008)
	Amount	Amount	Diff.	Change %	Amount
Consulting Services	278	248	(30)	(10.8)	557
IT Solution Services	1,783	1,600	(183)	(10.3)	4,358
Total	2,061	1,848	(213)	(10.3)	4,915

[2nd Quarter]

	2Q FY Mar 2008 (Jul 2007 - Sep 2007)	2Q FY Mar 2009 (Jul 2008 - Sep 2008)	YoY	
	Amount	Amount	Diff.	Change %
Consulting Services	205	170	(34)	(16.8)
IT Solution Services	1,216	946	(270)	(22.2)
Total	1,422	1,117	(304)	(21.4)

[1st Quarter]

	1Q FY Mar 2008 (Apr 2007 - Jun 2007)	1Q FY Mar 2009 (Apr 2008 - Jun 2008)	YoY	
	Amount	Amount	Diff.	Change %
Consulting Services	72	77	4	6.2
IT Solution Services	566	653	87	15.4
Total	639	731	91	14.3

*Amounts of less than JPY million were rounded down.

II. FY March 2009 Financial Results Forecasts (Consolidated)

Nomura Research Institute, Ltd. revised the financial results forecast for the fiscal year ended March 31, 2009 on October 24, 2008.

(1) Highlights

(Unit: JPY billion)

	FY Mar 2008 (Results)	FY Mar 2009 (Forecasts) <A>	YoY		FY Mar 2009 (Forecasts as of 04/25/2008) <B>	A-B	
	Amount	Amount	Diff.	Change %	Amount	Amount	Change %
Sales	342.2	350.0	7.7	2.3	360.0	(10)	(2.8)
Operating Profit	52.6	48.0	(4.6)	(8.9)	53.0	(5.0)	(9.4)
Net Income	28.1	28.5	0.3	1.2	32.5	(4.0)	(12.3)
Operating Profit Margin	15.4%	13.7%	(1.7P)		14.7%	(1.0P)	
Earnings per share	JPY 138.52	JPY 145.40	JPY 6.88	5.0	JPY 163.27	JPY (17.87)	(10.9)
1st Half	JPY 24.00	JPY 26.00	JPY 2.00	8.3	JPY 26.00	-	-
Fiscal Year	JPY 26.00	JPY 26.00	-	-	JPY 26.00	-	-
Dividends per share	JPY 50.00	JPY 52.00	JPY 2.00	4.0	JPY 52.00	-	-
Dividend payout ratio	35.7%	35.5%	(0.3P)		31.8%	3.6P	

(2) Sales by sector

(Unit: JPY billion)

	FY Mar 2008 (Results)		FY Mar 2009 (Forecasts) <A>		YoY		FY Mar 2009 (Forecasts as of 04/25/2008) <B>	A-B	
	Amount	Share %	Amount	Share %	Diff.	Change %	Amount	Amount	Change %
Securities sector	152.1	44.5	136.0	38.9	(16.1)	(10.6)	154.0	(18.0)	(11.7)
Insurance sector	30.8	9.0	48.0	13.7	17.1	55.6	44.0	4.0	9.1
Banking sector	25.4	7.4	27.0	7.7	1.5	6.0	27.0	-	-
Other financial sector	27.4	8.0	31.0	8.9	3.5	12.7	28.0	3.0	10.7
Financial sector	235.9	68.9	242.0	69.1	6.0	2.6	253.0	(11.0)	(4.3)
Distribution sector	44.5	13.0	44.0	12.6	(0.5)	(1.3)	45.0	(1.0)	(2.2)
Other sector	61.7	18.0	64.0	18.3	2.2	3.6	62.0	2.0	3.2
Total	342.2	100.0	350.0	100.0	7.7	2.3	360.0	(10.0)	(2.8)

(3) Sales by segment

(Unit: JPY billion)

	FY Mar 2008 (Results)		FY Mar 2009 (Forecasts) <A>		YoY		FY Mar 2009 Forecast as of 4/25/2008 <B>	A-B	
	Amount	Share %	Amount	Share %	Diff.	Change %	Amount	Amount	Change %
Consulting Services	30.3	8.9	35.0	10.0	4.6	15.4	33.0	2.0	6.1
System Development & System Application Sales	150.1	43.9	148.0	42.3	(2.1)	(1.4)	156.0	(8.0)	(5.1)
System Management & Operations	140.8	41.2	150.0	42.9	9.1	6.5	152.0	(2.0)	(1.3)
Product Sales	20.9	6.1	17.0	4.9	(3.9)	(18.7)	19.0	(2.0)	(10.5)
IT Solution Services	311.9	91.1	315.0	90.0	3.0	1.0	327.0	(12.0)	(3.7)
Sales	342.2	100.0	350.0	100.0	7.7	2.3	360.0	(10.0)	(2.8)

(4) Capital Expenditure

(Unit: JPY billion)

	FY Mar 2008 (Results)	FY Mar 2009 (Forecasts)	YoY		FY Mar 2009 (Forecasts as of Jul 25, 2008) <B>	A-B	
	Amount	Amount	Diff	Change %	Amount	Amount	Change %
Tangible	18.8	16.3	(2.5)	(13.6)	16.3	-	-
Intangible	17.5	17.2	(0.3)	(2.1)	17.2	-	-
Total	36.4	33.5	(2.9)	(8.1)	33.5	-	-

(5) Depreciation & Amortization

(Unit: JPY billion)

	FY Mar 2008 (Results)	FY Mar 2009 (Forecasts)	YoY		FY Mar 2009 (Forecasts as of Jul 25, 2008) <B>	A-B	
	Amount	Amount	Diff	Change %	Amount	Amount	Change %
Total	16.5	22.0	(5.4)	33.2	22.0	-	-

(6) R&D Expenditure

(Unit: JPY billion)

	FY Mar 2008 (Results)	FY Mar 2009 (Forecasts)	YoY		FY Mar 2009 (Forecasts as of Jul 25, 2008) <B>	A-B	
	Amount	Amount	Diff	Change %	Amount	Amount	Change %
Total	4.9	5.2	0.2	5.8	5.7	(0.5)	(8.8)

File No. 82-34673

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Quarterly Report

A quarterly report for the three-month period ended September 30, 2008, required to be filed under the Financial Instruments and Exchange Law within 45 days after the end of each quarter of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on October 31, 2008 and sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  - 1. Changes in principal indicators of business operations, etc.
  - 2. Substance of business
  - 3. Related companies
  - 4. Employees
- II. Business operations
  - 1. Production, orders received and sales
  - 2. Contracts material to operation of business
  - 3. Analysis of financial position and results of operations
- III. Conditions of facilities
- IV. State of the company
  - 1. Information concerning shares, etc.
    - (1) Total number of shares, etc.
    - (2) Stock acquisition rights, etc.
    - (3) Rights plan
    - (4) Changes in number of issued shares and share capital
    - (5) Principal shareholders
    - (6) Voting rights
  - 2. Changes in share price
  - 3. Officers
- V. Financial condition
  - 1. Quarterly consolidated financial statements, etc.
    - (1) Quarterly consolidated balance sheet
    - (2) Quarterly consolidated statement of income
    - (3) Quarterly consolidated statement of cash flows

2. Other matters

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Quarterly review report of the independent accountants

The quarterly report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and Kiba and Osaka offices of the Company for a certain period.

Written Confirmation Regarding the Appropriateness and Accuracy of a Quarterly Report

A written confirmation regarding the appropriateness and accuracy of a quarterly report, prepared in accordance with paragraph 1 of Article 24-4-8 of the Financial Instruments and Exchange Law, was filed with the Director of the Kanto Local Finance Bureau through EDINET on October 31, 2008. Such written confirmation is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Kiba and Osaka offices of the Company for a certain period.


END